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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC  20549

                               FORM 12b-25

            Commission File Number 0-22622

                        NOTIFICATION OF LATE FILING

     (Check One): [   ] Form 10-K  [   ] Form 11-K [ X ] Form 20-F
                  [   ] Form 10-Q  [   ] Form N-SAR

   For Period Ended: February 28, 1997
   [ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
   [ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR
   [ ] Transition Report on Form 11-K

   For the Transition Period Ended:

            Read attached instruction sheet before preparing form. Please print or type.

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

            If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                      Part I.   Registrant Information

   Full name of registrant   Interactive Entertainment Limited

   Former name if applicable  Sky Games International Ltd.

   Address of principal executive office (Street and number)

                        845 Crossover Lane, Suite D-215

   City, State and Zip Code   Memphis, Tennessee 38117


                      Part II.   Rule 12b-25 (b) and (c)

            If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
   (Check appropriate box.)


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   [X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             Part III.   Narrative

            State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                          See attached Exhibit A.

                         Part IV.   Other Information

            (1) Name and telephone number of person to contact in regard to this notification

           David Lamm              (901)                  537-3800
            (Name)              (Area code)           (Telephone number)

            (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [X]  Yes  [ ]  No

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [ ]  Yes  [X]  No

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            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     Interactive Entertainment Limited
                (Name of registrant as specified in charter)

   Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

   Date     8/28/97                                   By /s/ David Lamm

            Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION

            Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

           1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

           2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

           3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

           4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.


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           5.     Electronic Filers.  This form shall not be used by
   electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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                                 EXHIBIT A
                               to Form 12b-25

            The Registrant is unable to file its annual report on Form 20-F for the fiscal year ended February 28, 1997 without unreasonable effort or expense, on account of the reorganization discussed below and a change of executive management which delayed the preparation and delivery of the financial information required to prepare the required interim financials for the Registrant's first filing of a Form 10-Q. Addressing the problems which caused the delay in the preparation of the Registrant's Form 10-Q in turn occupied the resources of the Registrant required for the timely preparation of the Registrant's Form 20-F. As the Registrant is a development stage company, the Registrant does not have the management depth to prepare its Form 10-Q and Form 20-F simultaneously.

            On June 17, 1997, the Registrant s 80% owned indirect subsidiary amalgamated with and into the Registrant s wholly owned subsidiary, SGI Holding Corporation Limited, a Bermuda exempted company ( SGIHC ). Immediately following such amalgamation, SGIHC amalgamated with and into the Registrant. As part of the general reorganization of the Registrant, on June 17, 1997, all of the existing officers of the Registrant resigned and the board of directors of the Registrant appointed as new officers the existing officers of the amalgamated subsidiary. A new Chief Financial Officer of the Registrant was not appointed until July 14, 1997. The new financial accounting staff had not been directly involved in the preparation of financial statements for the Registrant and the new officers of the Registrant had only limited experience with the reporting obligations of the Registrant. Also on June 17, 1997, the Registrant s headquarters were moved from Vancouver, Canada to Memphis, Tennessee. Additionally, following the reorganization, the Registrant determined to change its auditor from a Canadian auditor to a U.S. auditor; however, the Registrant has not yet appointed a successor auditor. The former officers of the Registrant, who remained in Vancouver, failed to deliver in a timely manner to the current officers of the Registrant, located in Memphis, the information repeatedly requested by them and required for the preparation of the Form 10-Q. Additionally, the transitioning of the Registrant s auditors have prevented the Registrant from consulting its auditors on the preparation of interim financials, which increased the resources required for the preparation of the Registrant s Form 10-Q and drew resources away from the preparation of the Form 20-F.

            The inability of the current financial staff of the Registrant to obtain either the financial information necessary to prepare first Registrant's Form 10-Q and second the Form 20-F has prevented timely preparation of the Registrant's Form 20-F.